SOMMER & SCHNEIDER LLP
                          595 STEWART AVENUE, SUITE 710
                           GARDEN CITY, NEW YORK 11530
                                  ------------
Herbert H. Sommer                                       Telephone (516) 228-8181
Joel C. Schneider                                       Facsimile (516) 228-8211

                                 August 23, 2005


VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC  20549

         Attn:    Patrick Gilmore, Division of Corporation Finance

         Re:      SiriComm, Inc. ("SiriComm")
                  Form 10-K for the Fiscal Year ended September 30, 2004 Filed January 13, 2005
                  File No. 0-18399

Ladies and Gentlemen:

         We write this letter on behalf of SiriComm in response to your Letter of Comment dated August 1, 2005, relating to SiriComm's above referenced filing.


             Form 10-K for the Fiscal Year Ended September 30, 2004
             ------------------------------------------------------


Note 1. Nature of Operations and Summary of Significant Accounting Policies, page F-8
--------------------------------------------------------------------------------

General
-------

1. The Company's policy regarding non-employee warrants/options is to apply the standards of EITF 96-18, EITF 00-18, and FASB Statement No. 123 based on the facts and circumstances of each applicable transaction or event. The Company believes the disclosures within the filing were adequate; however, we plan on adding this policy disclosure in Note 1 in the upcoming 9/30/05 10-KSB.

Paragraph 8 of APB 20 indicates that a "change in accounting principle" is necessitated by a choice of applying two or more generally accepted accounting principles. The Company has not changed its policy in applying EITF 96-18 toward non-employee awards. Paragraph 8 also specifically indicates that adoption of an accounting principle and transactions that are different in substance from previous transactions are not considered a change in accounting principle. Therefore, we believe APB 20, paragraph 8, is not applicable.


Response to SEC Letter 8-23-05

Securities and Exchange Commission
August 23, 2005
Page 2


FASB Statement 123, paragraph 46 indicates the following:

     "An entity that uses equity instruments to acquire goods or services other than employee services shall provide disclosures similar to those required by this paragraph and paragraphs 47 and 48 to the extent that those disclosures are important in understanding the effects of those transactions on the financial statements."

Note 5 to the financial statements included disclosures regarding the outstanding non-employee warrants/options which the Company felt were necessary in understanding the effects of those transactions on the financial statements. However, the Company intends to add to these disclosures for the 9/30/05 10-KSB filing based on FASB Statement 123 which will encompass the suggested items within paragraphs 47 and 48.

Note 5. Stockholder's Equity, page F-12
---------------------------------------

2. As of 9/30/04, the Company had deemed the increase to the carrying amount of the Preferred Shares - Series A immaterial to the overall financial statement presentation. The Company does intend to reclassify amounts from Additional Paid in Capital to Preferred Shares - Series A to comply with SAB 64 and more clearly display the total value of the preferred shares. Additionally, accrued dividends of 16,006, presently carried as a liability, will be reclassified to preferred shares to more clearly reflect redemption value. The result of the above reclassifications would increase the Preferred Stock to $250,765 which would account for the fair value of the redeemable stock ($234,759) and dividends payable ($16,006). The redeemable stock value was determined using method two for valuing redeemable shares from Topic 3c of SAB 64. Other than the dividends, the reclassification would be an entry offset by Additional Paid in Capital. Management believes these changes to be clearly immaterial, as the overall change to equity is only affected by the dividend reclassification to preferred shares for $16,006. Therefore, the Company proposes to make these changes with the September 30, 2005 10KSB, with staff's approval.

3. The weighted average shares of common stock used for the EPS calculation on page F-4 does exclude the shares available to the preferred shareholders for the conversion feature as required by FAS 150, paragraph 25. Adding the accrued dividends ($16,006) to the net loss plus the fair value increase to the preferred shares ($21,342) as noted in the response to Item 2 results in a net loss available to shareholders of $2,815,755, calculating to a $0.19 loss per share as disclosed on page F-4. The Company intends to specifically disclose this additional calculation with the 9/30/05 10-KSB filing.


Response to SEC Letter 8-23-05

Securities and Exchange Commission
August 23, 2005
Page 3


Note 8. Employee Stock Plans, page F-15
---------------------------------------

4. The Company erroneously disclosed the minimum value method as the method for valuing options. In fact, the options were valued using the Black-Scholes model whereby the volatility factor ranged from 45 - 122% during the year. The Company intends to disclose this range for any new options granted during the 2005 fiscal year with its 9/30/05 10-KSB filing and remove any reference to the minimum value method. Company management does not believe that this error would have a material affect on an investor's evaluation of the Company.

         We trust that the forgoing appropriately addresses the issues raised by your Letter of Comment dated August 1, 2005. If you have any additional comments, please address them to me on behalf of SiriComm.

                                                            Very truly yours,



                                                            Joel C. Schneider

JCS/bf
cc:  Hank Hoffman
     J. Richard Iler

Response to SEC Letter 8-23-05